March 1, 2005



Mail Stop 0306

J. Michael Pocock
President and Chief Executive Officer
Polaroid Holding Company
1265 Main Street
Waltham, MA 02451

Re:	Polaroid Holding Company
	Preliminary Proxy Statement on Schedule 14A
	Filed February 7, 2005
	         File No. 000-50661

Dear Mr. Pocock:

      We have limited our review of the above filing to the matters identified in the comments below. No further review of the proxy material has been or will be made. All persons who are by statute responsible for the adequacy and accuracy of these materials are urged to be certain that all information required pursuant to the statutes has been included.
General
1. It is not clear if you intend to register the contingent value rights to be issued in connection with this transaction. Please supplementally explain in detail why you believe you do not need to register such rights as it appears that you and Petters have significant control over whether the sale is consummated. Do you intend to seek no-action relief for this transaction?
Questions and Answers - Page 1
What will happen to my shares of Polaroid common stock after the merger?
2. Please clearly explain to shareholders the non-transferable nature of the contingent value rights in the answer to this question. Under what circumstances will contingent value rights be issued?
3. It is unclear how the mechanism for issuing these contingent value rights works in different circumstances and when shareholders could expect to receive cash consideration for such rights. Please expand to discuss. Also, revise to describe in bulleted paragraphs each different scenario that could take place and how it will affect the consideration shareholders will receive on a per share basis.
4. We note on page 44 that the sale of the IDP assets requires the consent of Petters. Please expand to discuss here, including any limitations on the consent.
What are the IDP Assets?
5. Please briefly explain why you are structuring the contingent value rights for these assets.
What is the likelihood of the sale of the IDP assets?
6. Please expand the "Dear Stockholder" letter to include the last two sentences of this answer.
Summary Term Sheet - Page 5
7. We note on page 8 that you disclose that you instructed Lehman Brothers to assume that there will be no excess proceeds available for distribution to your stockholders in connection with any sale of the IDP assets. We note similar language in the JPMorgan opinion, but not in the Lehman opinion. Please explain, or revise the disclosure.


*          *          *


      As appropriate, please revise your proxy statement in response to these comments and to update your disclosure. As required by Rule
14a-6(h), please provide us with marked copies of the revised proxy statement to expedite our review. Please furnish a cover letter with your revised proxy statement that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised proxy statement and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.




In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
	Direct any questions to Jay Mumford at (202) 824-5348 or, in his absence, to me at (202) 942-1880.

						Sincerely,




						Peggy Fisher
						Assistant Director


cc:	Carmen Romano, Esq.
??

??

??

??

J. Michael Pocock
Polaroid Holding Company
March 1, 2005
Page 1